UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

February 14, 2013
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109   **59-1517485**
(Commission File Number)   (IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

The information furnished in this item is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

On February 14, 2013, Raymond James Financial, Inc. (the "Company") distributed correspondence to its shareholders regarding the Company's financial results for the quarter ended December 31, 2012 which included the following letter:

In light of the 1% decline in the S&P 500 and the initial estimate of a 0.1% decrease in the GDP in the December quarter, we're pleased with the financial results attained in the first quarter of our 2013 fiscal year. Net revenues of $1.1 billion increased 42% over last year's first quarter and 4% over the immediately preceding quarter. Net income of $85.9 million was up 28% from last year to a new record and 3% above the preceding quarter. Earnings per fully diluted share of $0.61 contrasted to $0.53 for the same period last year and were up 2% from the prior quarter. Of course, a large percentage of the net revenue growth resulted from the addition of Morgan Keegan, but earnings were also depressed by the continuing high costs of its integration. Excluding the $17.4 million of integration-related expenses, non-GAAP net income would have been $96.6 million or $0.69 per fully diluted share, which was 30% above last year and flat with the preceding quarter using similar methodology.

The after-tax margin on net revenues was 7.7% (8.7% non-GAAP). The annualized, after-tax rate of return on average equity was 10.3% (11.6% non-GAAP). The book value at quarter's end was $24.59 per share, and the tangible book value was $21.92.

The Private Client Group segment had revenues of $713 million, up 35% from last year and 3% from the preceding quarter, fueled by an increase in total firm client assets under administration to a record $392 billion from $270 billion last year and $390 billion last quarter, despite the market decline. The number of financial advisors grew from 5,356 last December to 6,289 on December 31, 2012. Consequently, this segment's pre-tax profit contribution for the quarter grew 7% from last year's first fiscal quarter to $52.9 million, even though we still were operating the Morgan Keegan broker/dealer in addition to our two active broker/dealers. Redundant costs will begin to be reduced after the transfer of all Morgan Keegan operations to our platform in the March quarter, and the majority of remaining cost savings should be achieved within the next six months. Needless to say, we will stay fully staffed until Morgan Keegan's financial advisors become accustomed to and proficient in operating our unfamiliar systems.

Energized by the best quarter in Equity Capital Market's history, total Capital Markets' revenues grew 82% from last year to $248 million and surpassed last quarter by 4%, in spite of lackluster trading profits in the Fixed Income department. Accordingly, the pre-tax contribution of the segment vaulted 216% from last year and 37% from the immediately preceding quarter to $32 million, as record merger and acquisition activity supplemented an active underwriting calendar.

The Asset Management Group's results mirrored the steady growth in assets under management, which increased 33% from last year-end to $46.5 billion and grew $3.7 billion, or 9%, from the end of September, including the addition of $3.1 billion from the consolidation of ClariVest Asset Management, LLC as a result of our purchase of 45% of the company in December. Revenues in the segment grew 16% to $65.6 million over last year and were up 7% over the preceding quarter. The pre-tax profit contribution from the Asset Management Group increased 32% to $20.9 million over last year and was 7% above the prior quarter. Again net new assets from some appreciation and net sales drove the incremental sales and profits results. We are excited about adding the new ClariVest professionals, as well as their products to Eagle's panoply of asset management offerings for retail and institutional investors.

Raymond James Bank continued to perform extremely well, in spite of a 3% decline in revenues and pre-tax profits from last quarter, as the net interest spread declined 3 basis points from last quarter. Total loans outstanding increased $468 million over the quarter through loan originations and secondary market purchases, continuing last year's robust growth. Since last year's December quarter, total loans outstanding have increased $1.44 billion, which required considerably more activity to also replace loan principal pay-downs. Consequently, revenues grew 19% to $92 million in the December quarter contrasted to the same period last year. The contribution to pre-tax profits was $68 million, up 28% from last year. Needless to say, almost all of Raymond James Bank's credit metrics continue to improve as both the economy and the real estate market are better than last year. Although it will be difficult to continue recent growth rates, we do expect that Raymond James Bank will continue to prosper in the rest of fiscal 2013.

During the quarter, we elected to close our Brazilian research office as well as reduce our commitment to South American trading and sales in the U.S. and Europe. The costs of doing business there made it difficult to generate sufficient revenues to achieve profitability. It was a difficult decision as our research team received accolades and our professionals worked hard over the last several years to attempt to achieve profitability. We continue to operate in Argentina although political and economic conditions are currently difficult.

We are presently in the final stages of completing a new national information technology center in the Denver area to house our primary computer hardware. A small staff will operate the center, which will replace most of the equipment based in St. Petersburg, to insulate our data and communication hub from the omnipresent hurricane risks associated with a location on the west coast of Florida. We will continue to have most of our developers at our headquarters here, supplemented by those in our regional centers in Southfield, Michigan, and Memphis, Tennessee. On December 16, Raymond James introduced the Investor Access mobile site application, which provides clients with complimentary, secure access to their Raymond James brokerage account information when they are "on the go."

Our recognition received in the quarter included attaining a ranking of second in *Rep.* magazine's annual Brokerage Report Card survey, with an overall rating of 9.1 out of 10. In November, maintaining a multi-year tradition, a Raymond James advisor was named to *Research* magazine's Advisor Hall of Fame. Lynn Faust was one of five advisors nationally recognized for this significant achievement in 2012. She joins nine other Raymond James advisors who have earned this prestigious recognition since 2006.

In December, 11 Raymond James advisors were recognized by *Bank Investment Consultant* as members of its list of top advisors in 2012. Also, Raymond James Financial was recognized as one of the top three large companies in *Tampa Bay Business Journal's* Corporate Philanthropy Awards.

Notwithstanding the slight decline in GDP in December, our view is that 2013 will see accelerated growth. In that lackluster fourth calendar quarter, approximately 70% of public corporations exceeded analysts' earnings estimates, confirming the strength in corporate America. Furthermore, housing has joined auto sales in showing renewed life, which should offset the impact of reduced after-tax take-home pay. On a longer-term basis, the continued success demonstrated by improved fracking techniques in shale oil and gas reserve development has the potential to make the U.S. largely energy independent in a 5- to 10-year period. Essentially, the only negative factor is the size of the U.S. government, which is 3 to 4% of GDP too high at 25 to 26%. It's way past time for constructive compromise. Given Raymond James' proven operating leverage in a better economic and equities market environment, the large investor cash reserves promise improved results in the next couple of years as we enhance productivity.

Sincerely,

Thomas A. James
Chairman

Paul C. Reilly
CEO

February 4, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: February 14, 2013   By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance,
Chief Financial Officer and Treasurer